Exhibit 97.1

Waste Connections, Inc.

Compensation Recoupment Policy

Introduction

The Board of Directors (the “Board”) of Waste Connections, Inc., a corporation organized under the laws of Ontario, Canada (the “Company”), is dedicated to maintaining and enhancing a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy (this “Policy”), which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the United States federal securities laws and the New York Stock Exchange (the “NYSE”). This policy is intended to comply with Section 954 of the Dodd-Frank Act of 2010 and Section 303A.14 of the NYSE Listed Company Manual, respectively.

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s (1) current and former executive officers, as determined by the Board in accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the listing standards of the New York Stock Exchange, (2) current and former employees who are classified by the Board as corporate officers of the Company, which includes without limitation any Executive Vice President, Senior Vice President, or Vice President, and (3) such other employees who may from time to time be deemed subject to this Policy by the Board (“Covered Executives”). For purposes of this Policy, an executive officer means an executive officer as defined under Section 16 of the Exchange Act.

Incentive Compensation Covered By this Policy

For purposes of this Policy, “Incentive Compensation” means any compensation earned by a Covered Executive, in whole or in part, upon the attainment of the following measures: (i) any financial reporting measures which are based on accounting principles used in preparing  the Company’s financial statements, and any measures derived wholly or in part from these measures, including any non-GAAP financial measures; or (ii) stock price or Company total shareholder return (“TSR”) (each measure referred to as a “Financial Goal”). For the avoidance of doubt, salary, discretionary cash bonuses and equity-based awards that were not granted or earned based on attainment of Financial Goals, and other awards that are based purely on non-Financial Goals are not subject to this Policy.

Accounting Restatement Triggering Event

For purposes of this Policy, a “Restatement” means an accounting restatement that the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement).  A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure. A Restatement also does not include out-of-period adjustments that are immaterial to both the current and prior periods. The determination of whether the restatement is due to material non-compliance with any financial reporting requirement shall be made by the Board and based on facts and circumstances and existing judicial and administrative interpretations.

Recoupment Period Covered and Amount

If a Restatement occurs, the Board shall review all Incentive Compensation paid to Covered Executives on the basis of having met or exceeded specific Financial Goals for performance periods during the last three completed fiscal years. In addition, any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of 9-12 months would be deemed a completed fiscal year. With respect to each Covered Executive, the Board shall take reasonably prompt action to require the forfeiture or repayment of the Incentive Compensation, whether vested or unvested and including gains on equity, during the three completed fiscal years preceding the date on which the Company is required to prepare the Restatement, that is in excess of what would have been received by the Covered Executive under the Restatement (any such excess being referred to herein as “Recoverable Compensation”), either (1) if the Covered Executive engaged in fraud or intentional misconduct which materially contributed to the need for the Restatement, or (2) in the case of Covered Executives who are current or former executive officers who received Recoverable Compensation after becoming an executive officer and who served as an executive officer at any time during the performance period for the Recoverable Compensation, regardless of fault.

For purposes of this Policy, compensation shall be deemed to have been received in the fiscal period in which the financial reporting measure is attained, even if the compensation is not actually paid until a later date and the compensation is subject to additional service-based or nonFinancial Goal based vesting conditions after the period ends. The amount to be recovered will be the total amount (without reduction for taxes withheld or paid) of the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data in the original financial statements over the Incentive Compensation that would have been received by the Covered Executive had it been based on the restated data in the financial statements contained in the Restatement. If the

Financial Goals were tied to stock price or TSR, the Board shall make a reasonable estimate as to the impact of the Restatement on the stock price or TSR, and its resulting impact on Incentive Compensation that would have been paid.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include, without limitation:

(a)	requiring reimbursement of cash incentive compensation previously paid;
(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
(c)	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d)	cancelling outstanding vested or unvested equity awards; and/or
(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation, nor shall the Company provide any insurance protection against the same.

Interpretation and Limitations

It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the United States Securities and Exchange Commission or any U.S. national securities exchange on which the Company’s shares are listed, including Rule 10b-1 and Section 303A.14 of the NYSE Listed Company Manual, respectively. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, provided, however, that this Policy must be enforced if triggered, except to the extent a majority of independent directors serving on the Board determines that recovery would be impractical because: (i) recoupment would violate Canadian or other home country laws adopted prior to November 28, 2022, (ii) after making a reasonable attempt to recoup under this Policy, the Board determines that the direct expense paid to a third party in enforcing the policy would exceed the recoverable amount, or (iii) recoupment would likely cause an otherwise tax qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of  Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, and regulations thereunder.

Effective Date

This Policy shall be effective as of the date it is initially adopted by the Board.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the United States Securities and Exchange Commission or any U.S. national securities exchange on which the Company’s shares are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Updated and approved by the Board on July 22, 2025.